LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

February 15, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. Securities Act File No. 002-74452 Investment Company Act File No. 811-03290 Post-Effective Amendment No. 59

Ladies and Gentlemen:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 59 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Global Opportunities V.I. Fund, BlackRock International V.I. Fund, BlackRock Balanced Capital V.I. Fund and BlackRock Total Return V.I. Fund (each, a “Fund,” and collectively, the “Funds”).

The Amendment is being filed pursuant to 485(a)(1) under the 1933 Act in order to make certain changes to the BlackRock Global Opportunities V.I. Fund’s and BlackRock International V.I. Fund’s investment strategies and risks, as noted in a Supplement to the BlackRock Global Opportunities V.I. Fund’s Prospectus that filed on June 6, 2011 and a Supplement to the BlackRock International V.I. Fund’s Prospectus that filed on June 6, 2011. In addition, we note that BlackRock International Value V.I. Fund was renamed BlackRock International V.I. Fund and, as approved at a special meeting of shareholders on July 22, 2011, its investment objective has changed.

The Amendment is also being filed pursuant to 485(a)(1) under the 1933 Act in order to make certain changes to the BlackRock Balanced Capital V.I. Fund’s and BlackRock Total Return V.I. Fund’s principal investment strategies regarding the Fund’s investments in securities of foreign issuers, including issuers in emerging markets and related risk disclosure, as noted in a Supplement to the BlackRock Balanced Capital V.I. Fund’s Prospectus that filed on November 29, 2011 and a Supplement to the BlackRock Total Return V.I. Fund’s Prospectus that filed on November 29, 2011.

Each Fund’s description of its principal and other risks and operations has been reviewed by the Staff of the Securities and Exchange Commission in prior filings by the Registrant or other BlackRock Funds. Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
Anthony Geron

Enclosures

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.